UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HATTERAS FINANCIAL CORP.

(Names of Subject Company)

RIDGEBACK MERGER SUB CORPORATION

(Offeror)

ANNALY CAPITAL MANAGEMENT, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

41902R103
 (CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036
(212) 696-1000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.
Ronald C. Chen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,496,397,331	$150,687.21	***

*                  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $15.83, the average of the high and low sales prices per share of Hatteras Financial Corp. common stock on May 3, 2016, as reported by the New York Stock Exchange, and (ii) 94,529,206 (the number of shares of Hatteras Financial Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated).

**            The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00010070 multiplied by the transaction valuation.

***      Previously paid.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $97,856.26	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Form S-4 333-211140	Date Filed: May 5, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and Ridgeback Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock of Hatteras Financial Corp., a Maryland corporation (“Hatteras”), $0.001 par value per share (“Hatteras common stock”), at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.  Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Transcript of Investor Conference Call (incorporated by reference to Annaly’s filing pursuant to Rule 425 under the Securities Act of 1933 on May 5, 2016)

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2016

RIDGEBACK MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors, Chief
Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ GLENN A. VOTEK
	Name:	Glenn A. Votek
	Title:	Chief Financial Officer

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